UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1576 NW PINE CREEK AVE
(No. and Street)

ARCADIA (City) FL (State) 34266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSAN NECULAE 863-993-2682
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE. SUITE 130 (Address) MAITLAND, (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _SUSAN NECULAE_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _GATEWAY FINANCIAL AGENCY CORPORATION_ , as of _DECEMBER 31_ , 20 _20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

Susan Neculae
Signature

TREASURER
Title

_____
Notary Public

Angelica Orozco
Notary Public
State of Florida
My Commission Expires 10/26/2024
Commission No. HH 57403

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS
DECEMBER 31, 2020

Gateway Financial Agency Corporation

Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2020

To the best of my knowledge and belief Gateway Financial Agency Corporation, Broker/Dealer;

1. Operated under the (k)(1) exemption during the previous calendar year

2. Met the provisions of the exemption throughout the calendar year by limiting it's business actities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: Susan Neculae FINOP
Susan Neculae

Date: JANUARY 4, 2021

15c3-3 Exemption

1576 NW Pine Creek Avenue Arcadia, FL 34266
Phone 863-993-2682 FAX 863-993-2682

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Gateway Financial Agency Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gateway Financial Agency Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Gateway Financial Agency Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 15, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Gateway Financial Agency Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gateway Financial Agency Corporation as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gateway Financial Agency Corporation's management. Our responsibility is to express an opinion on Gateway Financial Agency Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gateway Financial Agency Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Gateway Financial Agency Corporation's financial statements. The supplemental information is the responsibility of Gateway Financial Agency Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Gateway Financial Agency Corporation's auditor since 2020.

Maitland, Florida

March 15, 2021

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current Assets

Cash	$	26,570
Commission Receivable		4,518
Prepaid Expenses		1,632
Total Assets	$	32,720

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts Payable	$	275
Commission Payable		3,614
Professional Fees Payable		4,500
FINRA Assessment Payable		1,000
Total Liabilities		9,389

Stockholder's Equity

Common Stock, 1500 Shares Authorized, 200 Shares Outstanding, No Par Value	$	7,282
Additional Paid-In Capital		2,809
Retained Earnings		13,240
Total Stockholder's Equity		23,331
Total Liabilitites & Stockholders's Equity	$	32,720

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
Commissions From Mutual Fund Sales	$	44,874
Distribution Fees		35,365
Total Revenue		80,239
Agent's Commission Expense		63,465
Gross Profit		16,774
Operating Expenses		
Office Expense		3,224
Licenses and Fees		2,935
Taxes		385
Professional Fees		6,600
Total Operating Expenses		13,144
Profit From Operations		3,630
Retained Earnings		
Balance, January 1 2020		9,610
Balance, December 31, 2020	$	13,240

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2020

Operations:		
Net Income	$	3,630
Adjustments:		
Increase in Commission Receivable		(4,518)
Increase in Accounts Payable		8,014
Cash Provided by Operations		7,126
Cash at January 1, 2020		19,444
Cash at December 31, 2020	$	26,570

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2020

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2019	$ 7,282	$ 2,809	$ 9,610	$ 19,701
Net Income	0	0	3,630	3,630
Balance, December 31, 2020	$ 7,282	$ 2,809	$ 13,240	$ 23,331

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation (the "Company") operates a Securities Broker/Dealer. The Company earns commissions from the sale of mutual funds, variable annuities and variable life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawl restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

Income Taxes

The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2017 - 2020 are open to examination by the Internal Revenue Service.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Note 2 - Net Capital Requirement

As of December 31, 2020, the total net capital of the Company is twenty-one thousand six hundred ninety-nine dollars ($21,699) which is sixteen thousand six hundred ninety-nine dollars ($16,699) in excess of it's net capital requirement of five thousand dollars ($5000).

Note 3 - Revenue Recognition

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on the trade date.

Distribution Fees

The Company only enters into arrangements with Mutual Fund companies. The Company may receive distribution fees paid by the funds up front, over time or upon the investor's exit from the fund, known as contingent deferred sales charge.

The Company believes that it's performance obligation is the sale of mutual fund shares and as such this is fulfilled on the trade date. Consequently, reversal of revenue is not possible.

Note 4 - Additional Requirements

The Company submitted a Computation of Net Capital, a Computation of Aggregate Indebtedness and the Percentage of Aggregate Indebtedness to Net Capital with the December 31, 2020 FOCUS Report Part IIA. There is no material difference between the audited computation and the un-audited computation filed on Part IIA.

The Company operates under Limited Business exemption (k) (1) from SEC Rule 15c3-3.

Note 5 - Related Party Transactions

The owners of the Company provide it office space, equipment, supplies and services necessary to conduct business operations for a monthly fee.

Included in the Financial Statements are the following amounts that have been paid to related parties.

Agents Compensation Expense Paid to Owner	$	63,466.
Office Expense Reimbursement Paid to Owner		3,200.

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

(Continued)

Note 6 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

Note 7 - Contingencies

The Company is unaware of any commitments or contingencies. The Company is not currently involved in any legal actions and currently has no attorney retained.

Note 8 - Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued.

The Company determined it has no events or transactions occurring that require disclosure.

GATEWAY FINANCIAL AGENCY CORPORATION
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2020

Computation of Net Capital

Total Ownership Equity from statement of financial condition $ 23,331

Less

Non-allowable assets:

Prepaid expenses (1,632)

Net Capital $ 21,699

Computation of Basic Net Capital Requirement

Minimum net capital required $5,000 $ 5,000

Net capital in excess of minimum requirement $ 16,699

Aggregate Indebtedness $ 9,389

Ratio of aggregate indebtedness to net capital 43.27%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2020